EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Re:	Hearing on the matter of the duty of cover and quality required from mobile telephone licensees

On July 30th 2014 the company received a notice from its subsidiary, Pelephone Communications Services Ltd (“Pelephone”), as to a hearing of the Ministry of Communications, addressed to the general licensees for provision of radio/mobile telephone services, and inter alia Pelephone (hereinafter: “the operators”). The hearing discusses an amendment to the operators’ licenses by way of toughening the cover and quality requirements as regards the public Bezeq systems operated by them by Generation 2 and Generation 3 technology deployed in the territories of the State of Israel and Judea and Samaria (“the hearing”).

The operators are permitted to transfer their responses to the draft amendment up to 31.8.2014. Pelephone is studying the draft amendment and at this stage cannot quantify the effect on the investments and expenses that shall be required for the purpose of complying with the conditions derived from the change to the existing license and this inasmuch as the proposed amendment is passed as is.

Pelephone intends to object to the draft amendment and to express its reservation as to the change in the conditions of the license, which in its opinion is unreasonable.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.